SPL
Innovate·Adapt·Excel

03007948

SUPPL

March 28, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V. / File No. 82-34708
Additional Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following additional information is furnished on behalf of SPL WorldGroup B.V., or the Company, a private limited liability company organized under the laws of The Netherlands, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

The Company's initial submission pursuant to Rule 12g3-2(b) was made on February 28, 2003. On March 25, 2003 the Company received written notification that it had been added to the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) and that its file number was 82-34708.

Now that the Company has received the notification and its file number, it understands that, in order to continue to claim this exemption, it is necessary to furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b), including all relevant documents since the date of its initial submission. Accordingly, we are enclosing the following documents that arose since the date of the Company's initial submission:

1. Press Release: SPL WorldGroup Announces Outstanding Financial Results for Calendar Year 2002, dated March 3, 2003; and

2. Notice and Agenda, dated March 27, 2003 of the Company's Annual General Meeting of Shareholders to be held on April 15, 2003, together with the ancillary documentation mailed to the shareholders with the Notice and Agenda.

By providing the foregoing information, the Company is not admitting that all of such information is material to an investment decision in its equity securities.

dlw 4/14

continued ....

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi (WR)

Richard V. Zolezzi
Senior Vice President and
General Counsel

encls/

cc: Robert A. Zuccaro, Esq.

#2

Annual General Meeting
of
Shareholders of SPL WorldGroup B.V.
April 15, 2003
Documentation Enclosures

The following documents relevant to the above Meeting are attached:

1. Notice and Agenda.

2. Notice of Director Nominations.

3. Pre-Meeting Voting Form and Table of persons nominated for election as directors. Only common stock shareholders who are parties to the Amended and Restated Preferred and Common Stock Shareholders Agreement participate in the pre-meeting election. Only those persons should use the Pre-Meeting Voting Form and should fax it as indicated to reach the fax address shown on the form not later than midnight in Amsterdam on April 14, 2003.

4. PROXY. The Proxy should be completed and faxed as indicated to reach the fax address shown on the Proxy not later than midnight in Amsterdam on April 14, 2003.

5. Audited accounts of the Company for the fiscal year ended June 30, 2000, as audited by Ernst & Young under Dutch GAAP.

6. Audited accounts of the Company for the fiscal year ended June 30, 2001, as audited by Ernst & Young under Dutch GAAP.

Dated: March 27, 2003

NOTICE AND AGENDA

Annual General Meeting of Shareholders
of
SPL WorldGroup B.V.
April 15, 2003

The Annual General Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, on Tuesday, April 15, 2003. The Meeting of the Preferred Stock shall be held at 9:30 A.M. and the Meeting of all Shareholders shall be held at 10:00 A.M., Netherlands Time.

The following matters will be presented for vote by the Shareholders of the Company at the meeting:

1. Election of two Inside Directors.

2. Election of three Outside Directors.

3. Election of Stanley J. Meresman as the Director designated by the holders of the Series A and Series B Preferred Stock of the Company.

4. Re-election of CD Hobbs, the Chief Executive Officer of the Company, as a Director.

5. Approval of the compensation of the Board of Managing Directors who receive compensation in their roles as Directors of the Company, as more fully explained below.

6. Approval of an extension, in conformity with Dutch law, of the date by which the Shareholders of the Company are to receive and approve the audited accounts of the Company for the fiscal period ending December 31, 2002, as more fully explained below.

7. Approval of the audited accounts of the Company for the fiscal year ended June 30, 2000, as audited by Ernst & Young under Dutch GAAP, as more fully explained below.

8. Approval of the audited accounts of the Company for the fiscal year ended June 30, 2001, as audited by Ernst & Young under Dutch GAAP, as more fully explained below.

9. Cancellation of a total of 40,000 shares of the Company's Series B common shares repurchased by the Company from Brenton McPherson, and cancellation of a total of 200,000 shares of the Company's Series B common shares repurchased, or to be repurchased, from the Brandes Family Trust.

10. Authorization of each lawyer of Baker & McKenzie, Amsterdam to take whatever actions necessary to consummate the above-mentioned cancellation of Series B common shares.

Further Information

Director Compensation

Under Article 17 of the Company's Articles of Incorporation, the remuneration of the directors, other than the managing director who is the Chief Executive Officer of the Company, is to be approved by the Shareholders. The remuneration of the Chief Executive Officer is recommended to the full Board of Directors by the Compensation Committee, which is comprised of the three Outside Directors.

The Board of Directors has recommended that Board compensation for the period commencing with the Annual General Meeting to be held on April 15, 2003 and continuing until the following Annual General Meeting, be as follows: (i) Outside Directors joining the Board shall receive an initial option grant of 10,000 shares of the Company's common stock; (ii) Outside Directors re-elected to the Board shall receive an option grant of 5,000 shares of the Company's common stock, (iii) Directors shall receive US $5,000 per Board meeting attended plus US $1,500 per Board committee meeting attended. Regularly scheduled Board meetings are generally held quarterly. The above compensation would not apply to the Board member who is the CEO, whose compensation is set separately, and the Designated Director of the Preferred Stock, who does not receive compensation for serving as a Director of the Company.

Extension of Time to Approve Audited Accounts

The audit of the Company's consolidated accounts for the fiscal year ended December 31, 2002 is currently underway but we do not expect that the Dutch audited accounts will be available to be presented to the Shareholders for approval in time for the Annual General Meeting of Shareholders. As provided by Dutch law, we are asking that the Shareholders approve an extension of the date to approve the audited accounts. We expect that the audited accounts should be available within sixty days following the Annual General Meeting. When the audited accounts are available, the Company will distribute them to the Shareholders and call an Extraordinary Meeting of the Shareholders to seek approval of the accounts.

Approval of Dutch Audited Accounts for fiscal years ended June 30, 2000 and June 30, 2001

The audits of the Company's accounts under Dutch GAAP for the Company's fiscal years ended June 30, 2000 and June 30, 2001 have been recently prepared and are being submitted to the Annual General Meeting for approval. These audited accounts are essentially the same accounts that have been previously prepared under US GAAP and already approved by the Shareholders.

Dated: March 27, 2003

Richard V. Zolezzi
Senior Vice President and General Counsel
SPL WorldGroup B.V.

Notice of Director Nominations
for the
Annual General Meeting of Shareholders of
SPL WorldGroup B.V.
April 15, 2003

The Annual General Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, on Tuesday, April 15, 2003 at 9:30 A.M., Netherlands Time, for the Preferred Stockholders and at 10:00 A.M. for all Stockholders.

The attached Pre-Meeting Voting Form lists the persons who have been nominated for election as Inside Directors and Outside Directors of the Company pursuant to Section 2.4.2 of the Amended and Restated Preferred and Common Stock Shareholders Agreement, dated as of July 1, 2000 (the "Shareholders Agreement") among the Shareholders of the Company.

According to Section 2.4.5 of the Shareholders Agreement, a pre-meeting vote is to be submitted in writing to the Company prior to the Annual General Meeting of Shareholders to determine the two persons from the Inside Director nominees and the three persons from the Outside Director nominees, listed on the attached Pre-Meeting Voting Form, who are to be formally voted as the Inside Directors and Outside Directors, respectively, at the Annual General Meeting of Shareholders. Under the pre-meeting voting process, each Direct Shareholder or Indirect Shareholder, as defined in the Shareholders Agreement, who is a party to the Shareholders Agreement, shall have the number of votes equal to two times the number of common shares held by the Shareholder with respect to voting to elect the Inside Directors, and three times the number of common shares held by the Shareholder with respect to voting to elect the Outside Directors. Shareholders can vote their entire number of votes for any one nominee listed in the attached Pre-Meeting Voting Form or allocate their total number of votes in any manner to one or more of the above nominees.

The Pre-Meeting Voting Form should be submitted to Mr. John Paans of Baker & McKenzie, Amsterdam (fax no. +31-20-620-7475) who is acting as proxy with respect to the pre-meeting vote and at the Annual General Meeting of Shareholders. The Pre-Meeting Voting Form, which is attached to this notice, should be faxed to Mr. Paans no later than April 14, 2003.

Dated: March 27, 2003

Richard V. Zolezzi
Senior Vice President and General Counsel
SPL WorldGroup B.V.

Please fax this form when completed **but not later than April 14, 2003:**

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam. **Fax No. +31-20-620-7475**

PRE-MEETING VOTING FORM
(FOR USE ONLY BY COMMON STOCK SHAREHOLDERS WHO ARE PARTIES TO THE AMENDED AND RESTATED PREFERRED AND COMMON STOCK SHAREHOLDERS AGREEMENT)

for Election of Directors at the Annual General Meeting of Shareholders
of SPL WorldGroup B.V.
April 15, 2003

Name of Shareholder:________________________________ No. of Shares Owned:_________

ELECTION OF INSIDE DIRECTOR*
No. of Votes (2 x No. of Shares Owned): _________

The undersigned casts the following number of votes for one or more of the following nominees as Inside Directors of SPL WorldGroup B.V.

Ref.	Name of Nominee	No. of Votes Cast
1.	Lewis Folb	
2.	Trevor Winer	
	Total:	

The total number of votes cast should not exceed two times the number of shares held by the Shareholder.

ELECTION OF OUTSIDE DIRECTOR**
No. of Votes (3 x No. of Shares Owned): _________

The undersigned casts the following number of votes for one or more of the following nominees as Outside Directors of SPL WorldGroup B.V.

Ref.	Name of Nominee	No. of Votes Cast
1.	Jean-Claude Gruffat	
2.	Roger L. Peirce	
3.	Alicia Rotbard	
	Total:	

The total number of votes cast should not exceed three times the number of shares held by the Shareholder.

Dated: April ___, 2003

____
signature of Shareholder

____
name of Shareholder

Note:
***Voting For Inside Directors and Outside Directors:** Given that there are only two nominees for the two available positions of Inside Director, and only three nominees for the three available positions of Outside Director, any nominee for Inside Director and Outside Director that receives votes shall be elected as an Inside Director and an Outside Director, respectively.

Please fax this form when completed, **but not later than April 14, 2003:**

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam. **Fax No. +31-20-620-7475**

PROXY

Annual General Meeting of Shareholders of SPL WorldGroup B.V.
April 15, 2003

The undersigned, being a Shareholder of record of SPL WorldGroup B.V. (the "Company"), does hereby appoint John Paans, a lawyer of Baker & McKenzie, Amsterdam, or any other lawyer or civil law notary of Baker & McKenzie, Amsterdam, true and lawful attorney, for and in the name, place, and stead of the undersigned, to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, at 9:30 A.M. for the Preferred Stock Shareholders and at 10:00 A.M. for all Shareholders on April 15, 2003, or on any other day as the meeting may be held by adjournment or otherwise, as fully as the undersigned could vote if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that the above attorney or substitute may do in name, place and stead of the undersigned.

The proxy shall vote the shares of the undersigned as follows:

(Note: If you choose to vote against any item, you may delete "For" and write "Against".)

FOR election to the Board of Directors of the Company of the two nominees receiving the highest number of votes as Inside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Amended and Restated Preferred and Common Stock Shareholders Agreement dated as of July 1, 2000, among the Shareholders of the Company (the "Shareholders Agreement").

FOR election to the Board of Directors of the Company of the three nominees receiving the highest number of votes as Outside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Shareholders Agreement.

FOR election to the Board of Directors of Stanley J. Meresman as the Director designated by the holders of the Series A and Series B Preferred Stock of the Company pursuant to Section 2.4.6 of the Shareholders Agreement.

FOR re-election to the Board of Directors of CD Hobbs, the Chief Executive Officer of the Company.

FOR approval of the compensation of the Board of Managing Directors who receive compensation in their roles as a Director of the Company, as detailed in the Notice and Agenda accompanying this Proxy.

FOR approval of an extension, in conformity with Dutch law, of the date by which the shareholders of the Company are to receive and approve the audited accounts of the Company for the fiscal period ending December 31, 2002, as detailed in the Notice and Agenda accompanying this Proxy.

FOR	approval of the audited accounts of the Company for the fiscal year ended June 30, 2000, as audited by Ernst & Young under Dutch GAAP.
FOR	approval of the audited accounts of the Company for the fiscal year ended June 30, 2001, as audited by Ernst & Young under Dutch GAAP.
FOR	approval of the cancellation of a total of 40,000 shares of the Company's Series B common shares repurchased by the Company from Brenton McPherson and the cancellation of a total of 200,000 shares of the Company's Series B common shares repurchased, or to be repurchased, from the Brandes Family Trust.
FOR	authorization of each lawyer of Baker & McKenzie, Amsterdam to take whatever actions are necessary to consummate the above-mentioned cancellation of Series B common shares.

Dated: April ____, 2003.

____
signature of Shareholder

____
name of Shareholder

Proxy-041503-F

ENCLOSURES SUBMITTED BY
SPL WORLDGROUP B.V. (File No. 82-34708)
WITH LETTER DATED MARCH 28, 2003
TO THE OFFICE OF INTERNATIONAL CORPORATE FINANCE

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1. Press Release: SPL WorldGroup Announces Outstanding Financial Results for Calendar Year 2002, dated March 3, 2003; and

2. Notice and Agenda, dated March 27, 2003 of the Company's Annual General Meeting of Shareholders to be held on April 15, 2003, together with the ancillary documentation mailed to the shareholders with the Notice and Agenda.

(#1)

FOR IMMEDIATE RELEASE

Contact:

Richard Virgilio
Stephenson Group
(973) 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup Inc.
(973) 401 7525
tracey_mitchell@splwg.com

SPL WorldGroup Announces

Outstanding Financial Results for Calendar Year 2002

Morristown, NJ, March 3, 2003 - SPL WorldGroup, the leading provider of customer management solutions to the global energy, water, waste management and services industries, has announced that revenue exceeded $111 million for the 2002 calendar year. This represents 14 percent growth over revenue in calendar year 2001.[i]

"Market enthusiasm for our flagship CorDaptix™ product is rising as utilities and service companies continue to recognize our product's ability to meet changing customer needs and exceed performance expectations," said SPL CEO CD Hobbs.

Hobbs pointed out that SPL's 2002 results are particularly significant given the overall industry slowdown during the period. "SPL continues to demonstrate market leadership in its strong product development, implementation track record, and financial performance. As software buyers pay ever-closer attention to the financial stability of vendors in their product selections, SPL continues to demonstrate financial performance that garners customer confidence."

SPL signed ten new clients over the course of the year and closed 2002 with a key CorDaptix implementation at PG&E that makes SPL's Customer Management application the largest packaged system running in the energy industry today.

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About SPL
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader, providing companies with flexible and scalable

customer management solutions that offer a crucial advantage in an increasingly customer-centric environment—the proven ability to attract, nurture and maximize the value of customers through billing excellence and innovation in customer management, sales and marketing. With particular strength in energy sector markets that require multi-language, multi-jurisdiction, multi-currency, and multi-product service lines, SPL has delivered its customer management solutions to financial services, energy, water and waste management customers worldwide. The company employs more than 650 professionals in North America, Europe, and Asia Pacific.

Visit SPL WorldGroup at www.splwg.com or call 1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

About CorDaptix

SPL's CorDaptix™ solution is the innovative, adaptable and fully upgradeable customer management product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and extinctions. Its automated handling of direct-access service requests and its billing flexibility—including its ability to handle combinations of commodity and non-commodity products and services—make it particularly well suited for energy retailers. The CorDaptix solution scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give retailers' customer service representatives the immediate information access they need to serve and retain customers.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risk or uncertainties. Future operating results of SPL WorldGroup may differ from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with customer relations, such as the availability of SPL products and services, customer implementation of products and services, third-party vendors and systems integrators, the pace of deregulation in the global utility industry, concentration of revenues in a relatively small number of customers, significant current and expected additional competition and the need to continue to expand product distribution and services offerings.

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[i] Note that revenue figures for calendar years 2001 and 2002 have been restated to conform to the 2002 GAAP requirement that revenue must include billable travel reimbursed by clients.